Exhibit 99.49

Form 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

Item 1 — Security and Reporting Issuer

1.1                               State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Common shares (“Common Shares”) in the capital of Largo Resources Ltd. (“Largo”).

Largo Resources Ltd.

55 University Ave., Suite 1105

Toronto, ON

Canada M5J 2H7

1.2                               State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable.

The Common Shares were distributed in kind by ACRF I (as defined below) to its underlying limited partners on December 16, 2020 in accordance with its confidential fund documents.

The Common Shares are listed on the Toronto Stock Exchange.

Item 2 — Identity of the Acquiror

2.1                               State the name and address of the acquiror.

Arias Resource Capital Fund L.P. (“ARCF I”)

c/o Maples Corporate Services Limited

P.O. Box 309, Ugland House

George Town, Grand Cayman

Cayman Islands KY1-1104

2.2                               State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

ARCF I made a distribution in kind in accordance with its confidential fund documents of an aggregate of 24,065,457 Common Shares to its underlying limited partners (the “Distribution in Kind”). The effective date of the Distribution in Kind was December 16, 2020.

2.3                               State the names of any joint actors.

ARCF I, Arias Resource Capital Fund II L.P. (“ARCF II”) and Arias Resource Capital Fund II (Mexico) L.P. (“ARCF II Mexico”, and together with ARCF I and ARCF II, the “ARC Funds”) are managed by Arias Resource Capital Management LP (the “Manager”). The respective general partner of each of the ARC Funds retains the power to make investment and voting decisions in respect of the Largo securities beneficially owned by the ARC Funds. J. Alberto Arias is the sole director of each of the general partners of the ARC Funds and indirectly controls the Manager. As such, J. Alberto Arias may be deemed to share voting and dispositive power with respect to the Largo securities beneficially owned by the ARC Funds, but he disclaims any beneficial ownership of any such securities, except to the extent of his pecuniary interest therein.

Item 3 — Interest in Securities of the Reporting Issuer

3.1                               State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

See Item 2.2 above.

Following the Distribution in Kind to its underlying limited partners, ARCF I no longer holds any Largo securities. ARCF II Mexico and ARCF II (the “ARCF II Funds”) own, in the aggregate, 233,300,763 Common Shares and 59,508,355 Warrants. J. Alberto Arias has been granted for service on the Largo Board of Directors a total of 440,000 vested options to acquire Common Shares (“Options”) and holds 98,000 Common Shares. Giving effect to the Distribution in Kind and assuming the exercise in full of the Warrants by the ARCF II Funds and the vested Options by J. Alberto Arias, the Common Shares held by the ARCF II Funds and J. Alberto Arias, collectively, would represent approximately 47.00% of the total outstanding Common Shares of Largo, on a partially diluted basis, representing a decrease of approximately 3.86%, as summarized below:

	Common Shares issuable on exercise or conversion
					% Change in
	Common Shares Owned	Warrant Shares	Option Shares	Partially Diluted Total	Ownership (1)
J. Alberto Arias	98,000(0.02)%	—	440,000	538,000(0.09)%	(0.00)%
ARCF I	—	—	—	—	(3.86)%
ARCF II	220,681,896(39.13)%	56,313,298	—	276,995,194(44.40)%	(0.00)%
ARCF II (Mexico)	12,520,867(2.22)%	3,195,057	—	15,715,924(2.52)%	(0.00)%
TOTAL:	233,300,763(41.37)%	59,508,355	440,000	293,249,118(47.00)%	(3.86)%

(1)         Represents change in ownership as a result of the Distribution in Kind on a partially diluted basis

3.2                               State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

See Items 2.2 and 3.1 above.

3.3                               If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4                               State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Items 2.2 and 3.1 above.

3.5                               State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)            the acquiror, either alone or together with any joint actors, has ownership and control,

See Items 2.2 and 3.1 above.

(b)                 the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)                the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6                               If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7                               If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8                               If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 — Consideration Paid

4.1                               State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Not Applicable.

4.2                               In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 4.1 above.

4.3                               If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 — Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)         the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)        a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)      a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)      a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)      a material change in the present capitalization or dividend policy of the reporting issuer;

(f)     a material change in the reporting issuer’s business or corporate structure;

(g)      a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)      a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)      the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)      a solicitation of proxies from securityholders;

(k)       an action similar to any of those enumerated above.

The ARCF II Funds may, from time to time, acquire additional securities of Largo and/or dispose of such securities as they may deem appropriate. The ARCF II Funds currently have no other immediate plans or intentions that relate to or would result in any of the actions listed in items (a) to (k) above, but depending on market conditions, general economic and industry conditions, trading prices of Largo’s securities, Largo’s business, financial condition and prospects and/or other relevant factors, the ARCF II Funds may develop such plans or intentions in the future.

Item 6 — Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Largo and the ARC Funds are party to a governance agreement pursuant to which the ARC Funds have the right to nominate a director to Largo’s board of directors. Largo and the ARC Funds are also party to an amended and restated director nomination agreement, pursuant to which the ARC Funds have the right to designate: (a) three additional persons to be nominated for election to the Board of Directors for so long as the ARC Funds, whether individually or together, own at least 50% of the issued and outstanding Common Shares; (b) two additional persons to be nominated for election to the Board of Directors for so long as the ARC Funds, whether individually or together, own less than 50% but not less than 40% of the issued and outstanding Common Shares; and (c) one additional person to be nominated for election to the Board of Directors for so long as the ARC Funds, whether individually or together, own less than 40% but not less than 20% of the issued and outstanding Common Shares.

Item 7 — Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

See Items 2.2 and 3.1 above.

Item 8 — Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 — Certification

Certificate

I, as the acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Dated December 18, 2020

ARIAS RESOURCE CAPITAL FUND L.P.

By: ARIAS RESOURCE CAPITAL GP LTD., its general partner

By:	“J. Alberto Arias”
	Name:	J. Alberto Arias
	Title:	Director